Exhibit 2.2

Execution Copy

LOCK-UP AGREEMENT

April 7, 2004

LOCK-UP AGREEMENT

STRICTLY CONFIDENTIAL

April 7, 2004

WS Acquisition LLC Lever House 390 Park Avenue New York, NY 10022-4608 Attention: Greg S. Feldman	Phoenix Life Insurance Company c/o Phoenix Investment Partners 56 Prospect Street Hartford, Connecticut 06115 USA Attention: Paul C. Chute

The Equitable Life Assurance Company of the United States 1290 Avenue of the Americas 12th Floor New York, NY 10104 Attention: Lydia M. Pitts -and- James C. Pendergast - and -

The individuals listed in Schedule A attached hereto

Dear Sirs:

This letter agreement (the “Agreement”) sets out the terms and conditions upon which Reebok International Ltd. (“Reebok”) will make, or will cause a direct or indirect wholly-owned subsidiary of Reebok to make, an offer in compliance with all applicable law (the “Offer”), on substantially the terms and conditions summarized in Schedule B forming part of this Agreement, to purchase all of the issued and outstanding common shares of The Hockey Company Holdings Inc. (the “Corporation”), including common shares issuable upon (i) the conversion or exchange, in accordance with their terms, of all non-voting exchangeable common stock, par value US$0.01 per share (the “Exchangeable Shares”), of The Hockey Company, a subsidiary of the Corporation (“THC”), including Exchangeable Shares outstanding as of the date hereof or issuable pursuant to the exercise of options, warrants or other rights to acquire Exchangeable Shares; and (ii) the exercise of stock options or other rights granted by the Corporation to acquire common shares (collectively, the “Common Shares”). In this Agreement, the “Offeror” means Reebok and, if a wholly-owned subsidiary of Reebok makes the Offer, shall include that subsidiary.

This Agreement also sets out the terms and conditions of the agreement by each of WS Acquisition LLC, The Equitable Life Assurance Company of the United States, Phoenix Life Insurance Company and the individuals listed in Schedule A attached hereto (the “Selling Shareholders”) to deposit irrevocably and unconditionally under the Offer (i) all of the Common Shares issuable upon the conversion or exchange of the Exchangeable Shares beneficially owned, directly or indirectly, by each of them, including all Exchangeable Shares issuable pursuant to the exercise of options, warrants or other rights to acquire Exchangeable Shares, being in the aggregate 5,529,781  Exchangeable Shares, and (ii) all Common Shares beneficially owned, directly or indirectly, by each of them (the “Selling Shareholders’ Shares”), and sets out the obligations and commitments of the Selling Shareholders in connection therewith. This Agreement is being entered into concurrently with a support agreement (the “Support Agreement”) among the Offeror and the Corporation in connection with the Offer.

ARTICLE 1
THE OFFER

1.1                               Timing.  The Offeror agrees to make the Offer for all of the Common Shares as promptly as is reasonably practicable after the date hereof, but in any event not later than April 28, 2004, unless prior to April 28, 2004 an Acquisition Proposal shall have been made and not rejected by the board of directors of the Corporation (the “Board of Directors”) (or if the Board of Directors shall not have recommended rejection thereof to holders of Common Shares, as applicable), in which event the Offeror may, but shall not be obligated to, make the Offer.

1.2                               Conditions Precedent.  Notwithstanding section 1.1, the Offeror shall not be required to make the Offer (and the Offeror may, without prejudice to any other rights, by notice to the Selling Shareholders, terminate this Agreement) if:

(a)                                  prior to the making of the Offer, (i) any act, action, suit or proceeding shall have been taken before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or (ii) any law, regulation, rule, judgment, injunction or policy shall have been proposed, enacted, promulgated or applied, in the case of (i) or (ii) above, whether or not having the force of law:

(A)                              to cease trade, enjoin, challenge, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or the ability of the Offeror from effectively controlling or operating in any material respect the business or operations of the Corporation, or

(B)                                which has resulted in or, if the Offer were consummated, would result in a Material Adverse Change (as such term is defined in section 8.9 hereof);

(b)                                 at the time the Offeror proposes to make the Offer, there exists any prohibition at law against the Offeror making the Offer or the taking up and paying for the Common Shares under the Offer (other than the absence of regulatory approvals which are not required until the Offeror takes up and pays for the Common Shares under the Offer);

(c)                                  except with the prior written approval of Reebok subsequent to the date of this Agreement and prior to the making of the Offer, either the Corporation or any of its subsidiaries shall have authorized, or shall have entered into any agreement, arrangement or understanding (written or oral, conditional or otherwise) with respect to:

(i)            any take-over bid (other than the Offer), merger, amalgamation, plan of arrangement, reorganization, joint venture, strategic alliance or other business combination or similar transaction involving the Corporation, its subsidiaries or all or substantially all of the Corporation’s or its subsidiaries’ assets;

(ii)           any acquisition or disposition of any business, assets or securities in an amount in excess of (i) US$100,000 with respect to any single transaction, or (ii) in an aggregate amount in excess of US$200,000;

(iii)          any change in its capitalization (including, but not limited to, any increase in the amount or maturity of its consolidated borrowings) or any conversion of an amount of short term borrowings into long term borrowings, other than accessing, in the ordinary course of business consistent with past practice, existing credit facilities;

(iv)                              making or committing to make capital expenditures (i) in excess of US$100,000 with respect to any single transaction, or (ii) outside of transactions described in the Corporation’s budget attached at Schedule 4.2 of the Support Agreement;

(v)                                 declaring or paying any dividend or declaring, authorizing or making any distribution of, on or in respect of any of its securities, whether payable in cash, securities or otherwise or splitting, combining or reclassifying any of its securities or issuing or authorizing the issuance of any other securities (other than in connection with the exchange of the Exchangeable Shares) in respect of, in lieu of or in substitution for shares of its securities;

(vi)                              any settlement, payment, release or relinquishment not in the ordinary course of business consistent with past practice of any material contractual rights, claims, liabilities or obligations including, without limitation, any material environmental or tax claims or litigation;

(vii)                           the amendment of its articles or by-laws or those of any of its subsidiaries;

(viii)                        the issuance, purchase or other acquisition of any shares of its capital stock of any class or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities, other than pursuant to:

(A)          the exercise of stock options currently outstanding, or

(B)           the conversion or exchange of currently outstanding Exchangeable Shares into Common Shares;

(ix)           agreeing or committing to the incurrence or payment of, or the guarantee of payment of, any indebtedness other than short-term indebtedness incurred or paid in the ordinary course of business consistent with past practice and other than in connection with the credit facilities referred to in (iii) above, or the making of any loans or advances (other than loans or advances to or from wholly-owned subsidiaries);

(x)            instituting, cancelling or modifying in any material respect any pension plans or other employee benefit arrangements, except to conform with applicable laws or regulations or with collective labour agreements;

(xi)           unless a change is required under Canadian generally accepted accounting principles or United States generally accepted accounting principles, as applicable, and such change is disclosed to the Offeror, making any change in the accounting or tax practices, methods or principles followed by the Corporation or any of its subsidiaries or making any tax elections that would be material to the business and affairs of the Corporation or any of its subsidiaries or amending any previously filed returns;

(xii)          pledging or otherwise encumbering any securities of the Corporation or any of its subsidiaries;

(xiii)         amending, defaulting under or terminating any contracts, agreements, indentures or instruments to which the Corporation or any of its subsidiaries is a party and that are material to the Corporation and its subsidiaries, taken as a whole (collectively, “Material Agreements”), waiving, releasing or assigning any material right or claim, or modifying or entering into any new Material Agreement; or

(xiv)        granting to any senior officer of the Corporation or any of its subsidiaries any increase in compensation or severance or termination pay, or entering into or amending any employment, severance or consulting agreement with any senior officer of the Corporation or any subsidiary other than (i) in the ordinary course of business consistent with past practice, (ii) in connection with regularly scheduled annual reviews of employees of the Corporation and its subsidiaries, (iii) pursuant to a previously entered into binding written agreement, or (iv) as approved by the Offeror in writing;

(d)                                 there shall have occurred or arisen a Material Adverse Change;

(e)                                  the Corporation or THC shall be in breach of any material provision of the Support Agreement;

(f)                                    the Corporation and its subsidiaries (including THC) shall not have taken all steps reasonably requested by the Offeror in connection with the Offer including, without limitation, any steps required up to the Termination Date (as defined in Schedule B to this Agreement) to satisfy regulatory requirements in order for the Offeror to purchase the Common Shares;

(g)                                 the Offeror shall not have obtained all requisite regulatory approvals, consents or exemptions from the Autorité des marchés financiers (Québec) and the Ontario Securities Commission (the “OSC”) in order for the Common Shares to be counted in calculating the minority approval required by Policy Statement Q-27 of the Autorité des marchés financiers (Québec) and Rule 61-501 of the OSC in respect of any subsequent acquisition transaction contemplated in the Offer or the Offeror shall not be reasonably satisfied that such approvals, consents or exemptions will be granted in due time prior to completion of the transactions contemplated herein, including relevant rulings from the Canadian securities regulatory authorities, if required, in respect of collateral benefits;

(h)                                 any representation or warranty of the Selling Shareholders in this Agreement or of the Corporation in the Support Agreement that is qualified as to materiality shall not be true and correct or any such representation and warranty that is not so qualified shall not be true and correct in any material respect, as of the date made and as of the date that the Offer is required to be made pursuant to section 1.1; or

(i)                                     each of the Selling Shareholders or the Corporation shall not have performed in all material respects any of such Selling Shareholder’s covenants or complied with any of such Selling Shareholder’s agreements to be performed and complied with by such Selling Shareholder under this Agreement or by the Corporation and THC under the Support Agreement, as the case may be.

The foregoing conditions are for the sole benefit of the Offeror and may be waived by the Offeror in whole or in part at any time and shall be deemed to have been waived by the making of the Offer.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES
OF THE SELLING SHAREHOLDERS

The Selling Shareholders hereby jointly but not solidarily (unless otherwise specifically provided below) represent and warrant to the Offeror (it being agreed that each Selling Shareholder is making such representations and warranties as to itself only and not as to other Selling Shareholders), and acknowledge that the Offeror is relying upon such representations and warranties in making the Offer, that:

2.1                               Incorporation; Authorization.  With the exception of the persons listed in Schedule A, each of the Selling Shareholders is a corporation or legal entity duly incorporated or constituted, as the case may be, and validly existing under the laws of its jurisdiction of incorporation or formation. Each of the Selling Shareholders has all necessary power, authority, capacity and right and, where applicable, has received all requisite corporate or other required approvals to enter into this Agreement and to complete the transactions contemplated hereby and this Agreement has been duly executed and delivered by such Selling Shareholder and constitutes a legal, valid and binding agreement enforceable by Reebok against such Selling Shareholder in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the court to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

2.2                               Ownership of Securities.  Each of the Selling Shareholders is the sole beneficial owner of the respective Exchangeable Shares and other securities (within the meaning of the Securities Act (Québec)) of the Corporation or any of its subsidiaries indicated below and such respective Exchangeable Shares and other securities constitute all of the Selling Shareholders’ Shares beneficially owned, directly or indirectly, by each of the Selling Shareholders:

Selling Shareholder	Number of Exchangeable Shares (including options and warrants)		Other Securities

WS Acquisition LLC	3,308,493	(1)	nil

The Equitable Life Assurance Company of the United States	1,440,570		nil

Phoenix Life Insurance Company	570,718	(2)	nil

Matthew H. O’Toole	175,000	(3)	4,675 Common Shares

Robert A. Desrosiers	35,000	(3)	1,550 Common Shares

(1)    Includes 7,947 Exchangeable Shares owned by Wellspring Capital Management LLC, an affiliate of WS Acquisition LLC.

(2)    Includes 159,127 warrants for Exchangeable Shares.
(3)    Currently held as options for Exchangeable Shares.

Subject to (i) making necessary filings with, or giving required notification to, any governmental, administrative or regulatory authority as provided in section 2.5 below, (ii) the prior acceleration of vesting of all options held by the Selling Shareholders, as the case may be, and (iii) section 3.2 hereof, each of the Selling Shareholders has the exclusive right to deposit the Selling Shareholders’ Shares as provided in this Agreement, and no Selling Shareholder is a party to, bound by or subject to any charter or by-law provision, statute, regulation, judgment, order, decree, law or agreement which would be violated, contravened, breached by, or under which default would occur as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement and for which a waiver has not been received.

2.3                               Good Title.  The Common Shares to be issued upon the conversion or exchange of the Exchangeable Shares held by the Selling Shareholders will be issued and deposited into the Offer, in accordance with Article 5 hereof, with good title, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

2.4                               No Agreements.  No person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from the Selling Shareholders of any of the Selling Shareholder’s Shares or any interest therein or right thereto, except pursuant to this Agreement and the Amended and Restated Certificate of Incorporation of THC (including Exhibit A thereto).

2.5                               Consents.  Other than in connection with or in compliance with the provisions, to the extent applicable, of the Competition Act (Canada), the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 (United States) and such other equivalent legislation of the European Union and/or any of its member countries or such other countries where the Corporation, its subsidiaries or Reebok has operations or assets, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any governmental, administrative or regulatory authority is required to be made or obtained by any Selling Shareholder in connection with (i) the execution and delivery by such the Selling Shareholder and enforcement against such Selling Shareholder of this Agreement or (ii) the consummation of any transactions by such Selling Shareholder provided for herein, except for the filing of press releases and material change reports, insider reports or early warning reports under applicable Canadian or U.S. securities legislation.

2.6                               No Untrue Statements.  None of the information which has been or will be provided by the Selling Shareholders in writing to the Offeror for inclusion in the take-over bid circular with respect to the Offer contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.7                               Adequate Information.  Each Selling Shareholder is a sophisticated seller with respect to its Selling Shareholder’s Shares and has adequate information concerning the business and financial condition of the Corporation to make an informed decision regarding the sale of such Selling Shareholder’s Shares and has independently and without reliance upon the Offeror and based on such information as such Selling Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement.  Each Selling Shareholder acknowledges that the Offeror has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.  Each Selling Shareholder acknowledges that the agreements contained herein with respect to such Selling Shareholder’s Shares are irrevocable, and that such Selling Shareholder shall have no recourse to such Selling Shareholder’s Shares or other securities of the Corporation or the Offeror, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement.

2.8                               No Amounts Payable to the Selling Shareholders.  Except as provided in section 8.12 hereof, there are no amounts due or payable by the Corporation or any of its subsidiaries to any Selling Shareholder or any of its affiliates or associates in connection with the transactions contemplated by the Support Agreement or this Agreement or otherwise.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

3.1                               Incorporation and Qualification.  The Offeror is a corporation duly incorporated and is validly subsisting and in good standing under the laws of its jurisdiction of incorporation. The Offeror is not in default under or in violation of any provision of its articles or by-laws.

3.2                               Corporate Authority.  The Offeror has the corporate power and authority and has received all necessary corporate approvals to enter into this Agreement and to perform the transactions contemplated herein. This Agreement has been duly authorized, executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgements and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

3.3                               Consents.  Other than in connection with or in compliance with the provisions, to the extent applicable, of the Investment Canada Act (Canada), the Competition Act (Canada), the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) and equivalent legislation of the European Union and/or any of its member countries or such other countries where the Offeror has operations or assets, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any governmental, administrative or regulatory authority is required to be made or obtained by the Offeror in connection with (i) the execution and delivery by the Offeror and enforcement against it of this Agreement or (ii) the consummation of any transactions by the Offeror provided for herein, except for the filing of press releases and material change reports, insider reports or early warning reports, if any, under applicable securities legislation and the appropriate notices with the relevant stock exchanges, and any filings which may be required pursuant to section 1.2(g) of this Agreement.

3.4                               No Conflict.  The execution and delivery of the Agreement by the Offeror does not, and the performance of the Agreement by the Offeror and the consummation by it of the transactions contemplated in the Agreement will not breach or violate, or conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, (a) the constating documents or by-laws of the Offeror or any resolution of the directors or shareholders of the Offeror, or (b) any statute, rule, licence, regulation, judgment, decree, order of any government, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction over the Offeror, except for any breach, violation, conflict or default, in the case of clause (b) which has not had, or would not have, a Material Adverse Effect on the Offer.

ARTICLE 4
COVENANTS OF THE SELLING SHAREHOLDERS

4.1                               General.  The Selling Shareholders hereby covenant jointly but not solidarily (it being agreed that each Selling Shareholder is making such covenants as to itself and in its capacity as a shareholder of the Corporation only and not as to the other Selling Shareholders or in any other capacity), that so long as the Selling Shareholders are (i) obligated to deposit any Selling Shareholders’ Shares pursuant to the Offer, (ii)  not entitled to withdraw any Selling Shareholders’ Shares from the Offer under the terms of this Agreement or (iii) entitled to withdraw Selling Shareholders’ Shares from the Offer under the terms of this Agreement but have not withdrawn such shares, and until the Offeror has taken up and paid for the Common Shares (including Common Shares issuable upon the conversion or exchange of the Exchangeable Shares) under the Offer or abandoned the Offer, or the terms of this Agreement have been terminated pursuant to section 7.1, the Selling Shareholders will:

(a)                                  except as permitted by this Agreement, not take any action of any kind which may prevent or delay the take up and payment of Common Shares deposited under the Offer or the completion of the Offer, including but not limited to any action by the Selling Shareholder to continue, solicit, initiate, assist or encourage inquiries, submissions, proposals or offers from any other person, entity or group relating to, and will not continue or participate in, and will effectively terminate, any discussions or negotiations regarding, or enter into any agreement with or furnish to any other person, entity or group any information with respect to, or otherwise co-operate in any way with or assist or participate in, or facilitate or encourage any effort or attempt with respect to:

(i)            the direct or indirect acquisition or disposition of all or any Common Shares or any other securities of the Corporation or its subsidiaries, or any sale or issuance by the Corporation of its equity securities, or

(ii)           any amalgamation, merger, sale of any part of the Corporation’s or any of its subsidiaries’ assets (other than a sale in the ordinary course of business consistent with past practice or sales referred to in paragraph 1.2(c)(ii) of this Agreement), take-over bid, plan of arrangement, reorganization, issuer bid, dividend or distribution out of the ordinary course of business consistent with past practice, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving the Corporation or any of its wholly-owned subsidiaries or their respective assets.

(b)                                 not grant any option on, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey the Selling Shareholders’ Shares, or any other securities of the Corporation beneficially owned, directly or indirectly, by the Selling Shareholders, or any right or interest therein (legal or equitable), to any person, entity or group or agree to do any of the foregoing;

(c)                                  not instruct or agree to instruct the trustee under the Voting and Exchange Trust Agreement dated as of June 11, 2003 among such trustee, the Corporation and THC (the “Trust Agreement”) to vote, or to grant any proxy or other voting right relating to, the special voting shares of the Corporation (“Special Voting Shares”), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Special Voting Shares, or call meetings of shareholders, or give consents or approvals of any kind as to the Selling Shareholders’ Shares or the Special Voting Shares;

(d)                                 not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Selling Shareholders’ Shares pursuant to this section 4.1 including, but not limited to, the sale of any direct or indirect holding company of the Selling Shareholders or the granting of a proxy on the shares of any direct or indirect holding company of the Selling Shareholders which would have, indirectly, the effect prohibited by this section 4.1 or take any action that would restrict, limit or frustrate in any way the transactions contemplated by this Agreement and the Support Agreement;

(e)                              in the event that the Offeror takes up and pays for Common Shares deposited under the Offer and acquires Common Shares to which attach not less than 50% of the voting rights attaching to all Common Shares and after completion of the Merger (as defined in Section 6.1 of the Support Agreement), the Selling Shareholders shall cause, to the extent permitted under applicable laws, their representatives and nominees, if any, on the boards of directors of the Corporation and its subsidiaries to resign, at the time and in the manner requested by the Offeror;

(f)                                WS Acquisition LLC shall use reasonable best efforts to cause the Corporation and THC to fulfill all of their respective obligations under the Support Agreement and the Selling Shareholders shall not take any action of any kind which may prevent the Corporation and THC from fulfilling all of their respective obligations under the Support Agreement;

(g)                             promptly notify the Offeror orally (to be confirmed forthwith thereafter in writing) of any effort or attempt with respect to any of the matters described in section 4.1(a) above (including the terms of any submission, proposal, offer or other action and the identity of the party making or involved with the same) and provide the Offeror, in writing, with the name of the person making such proposal and the material terms (including, without limitation, price, form of consideration, form of transaction and conditions) of any inquiries, proposals or offers received by the Selling Shareholders in connection with same;

(h)                             use all reasonable best efforts to assist the Offeror to successfully complete the transactions contemplated by this Agreement, including cooperating with the Offeror in making all requisite regulatory filings;

(i)                                 agree to the issuance of a joint press release by Reebok, the Corporation and THC announcing the execution of this Agreement, the Support Agreement and the recommendation of the Board of Directors with respect to the Offer; and

(j)                                 not waive any confidentiality or standstill provision in favour of the Selling Shareholders contained in any agreements with any third party other than the Offeror.

4.2                               Shareholders’ Agreement Waiver.  The Selling Shareholders hereby waive all rights required to be waived under the Shareholders’ Agreement dated as of June 4, 2003 among the Corporation and the Selling Shareholders (the “Shareholders’ Agreement”) so as to give effect to the consummation of the transactions contemplated by this Agreement, including the deposit under the Offer by the Selling Shareholders of all of the Selling Shareholders’ Shares, and also hereby agree to waive, as of the consummation of the transactions contemplated by this Agreement, any right or claim of any kind that such Selling Shareholder may have in connection with the obligation of the Corporation to cause the filing of a registration statement in the United States pursuant to the Shareholders’ Agreement.

ARTICLE 5
COVENANTS OF THE OFFEROR

Subject to the terms and conditions herein provided, the Offeror hereby covenants to use its reasonable best efforts to successfully complete the transactions contemplated by this Agreement.

ARTICLE 6
DEPOSIT AND PAYMENT

6.1                               Exercise of Put Right and Deposit.  Subject to sections 6.2 and 6.3, each of the Selling Shareholders hereby irrevocably and unconditionally agrees:

(a)                                  except as otherwise agreed by the parties hereto, concurrently with the execution of this Agreement and the Support Agreement, to exercise any options, warrants or other rights to acquire Exchangeable Shares;

(b)                                 to deliver to the Corporation (with a copy delivered concurrently to the Offeror), within fifteen (15) business days prior to the date that the Offer expires, in accordance with section 2.6 of the Exchangeable Share Support Agreement providing for a conditional put, a duly completed Put Request (as such term is defined in Exhibit A to the Amended and Restated Certificate of Incorporation of THC (the “Exchangeable Share Provisions”)), together with the share certificates representing such Selling Shareholders’ Exchangeable Shares and all other documents and instruments required to effect a transfer of Exchangeable Shares in accordance with the Exchangeable Share Provisions, requiring the Corporation to purchase all Exchangeable Shares beneficially owned by such Selling Shareholder.  The Put Request shall specify that the Put Date (as such term is defined in the Exchangeable Share Provisions) shall be the date the Offer expires, and that the certificates representing the Common Shares to be issued upon the exchange of such Selling Shareholders’ Exchangeable Shares on the Put Date shall be delivered to the depositary and deposited under the Offer, provided, however, that the exercise of the put shall be subject to the conditions to the Offer as set out in Schedule B hereto being fulfilled or waived by the Offeror at its sole discretion;

(c)                                  to deliver to the depositary under the Offer, within fifteen (15) business days prior to the date that the Offer expires, a duly completed notice of guaranteed delivery;

(d)                                 to deposit all Common Shares to be issued upon the conversion or exchange of the Selling Shareholders’ Exchangeable Shares on the Put Date to the Offer; and

(e)                                  to deposit, within two (2) business days from the mailing of the Offer, all other Selling Shareholders’ Shares beneficially owned by each Selling Shareholder to the Offer.

6.2                               No Withdrawal.  Each Selling Shareholder hereby irrevocably and unconditionally agrees that neither it nor any person on its behalf will withdraw or take any action to withdraw the Put Request or any of the Selling Shareholders’ Shares deposited under the Offer, notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which it might have, unless this Agreement is terminated in accordance with its terms prior to the taking up of the Selling Shareholders’ Shares under the Offer.

6.3                               Right of Withdrawal.  In addition to the withdrawal right set forth in section 6.2 above, the Selling Shareholders shall have the right to withdraw any Selling Shareholders’ Shares deposited under the Offer if such shares have not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the expiry of the Offer, as may be extended in accordance with this Agreement.

ARTICLE 7
TERMINATION

7.1                               Termination by the Selling Shareholders.  The Selling Shareholders, when not in material breach in the performance of their obligations under this Agreement may, without prejudice to any other rights, terminate this Agreement by notice to the Offeror if:

(a)                                  the Offer has not been made as provided in section 1.1 hereof, subject to the terms and conditions contained in sections 1.1 and 1.2 hereof;

(b)                                 the Common Shares deposited under the Offer (including Common Shares issued upon the conversion or exchange of the Selling Shareholders’ Exchangeable Shares) have not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the expiry of the Offer, as may be extended in accordance with this Agreement;

(c)                                  the Offeror is in breach of any of its other obligations hereunder in any material respect; or

(d)                                 the Support Agreement has been terminated by the Offeror pursuant to section 9.2 of the Support Agreement.

7.2                               Termination by the Offeror.  The Offeror, when not in material breach in the performance of its obligations under this Agreement may, without prejudice to any other rights, terminate this Agreement by notice to the Selling Shareholders if:

(a)                                  the conditions precedent in section 1.2 hereof are not satisfied or waived by the Offeror on or prior to the date at which the Offeror must make the Offer;

(b)                                 any Selling Shareholder shall have breached this Agreement in any material respect;

(c)                                  the Corporation or any of its subsidiaries or their Representatives (as defined in the Support Agreement) shall have breached the Support Agreement in any material respect; or

(d)                                 the conditions to the Offer are not satisfied or waived by the Offeror on or prior to the expiration of the Offer.

7.3                               Effect of Termination.  In the case of any termination of this Agreement pursuant to this Article 7, this Agreement shall be of no further force and effect.  Such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

ARTICLE 8
GENERAL

8.1                               Survival of Representations and Warranties.  The representations and warranties contained in Article 2 of this Agreement shall survive for a period of one year after the date of this Agreement with the exception of the representations contained in section 2.3, which shall survive indefinitely, and in section 2.5, which shall not survive the consummation of the Offer.  No investigations made by or on behalf of the Offeror or the Selling Shareholders or any of their authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty or covenant made by the Offeror or the Selling Shareholders, as the case may be, in or pursuant to this Agreement, provided the Offeror or the Selling Shareholders, as the case may be, may not rely on any representation or warranty which it knows is untrue at the time the Common Shares are taken up under the Offer.

8.2                               Disclosure.  Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any stock exchange, neither the Offeror, on the one hand, nor the Selling Shareholders, on the other hand, shall make any public announcement or statement with respect to this Agreement without the approval of the Selling Shareholders or the Offeror, as the case may be, which approval shall not be unreasonably withheld; provided, however, that each of Reebok, the Corporation and THC shall be permitted to make any public announcement, statement or filing that it reasonably believes is required in order to comply with its obligations under the Securities Exchange Act of 1934, as amended, and any applicable Canadian securities laws.  Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement.

8.3                               Assignment.  The Offeror may assign all or any part of its rights under this Agreement to a direct or indirect wholly-owned subsidiary of the Offeror but, if such assignment takes place, the Offeror shall continue to be liable to the Selling Shareholders for any default in performance by the assignee.  This Agreement shall not otherwise be assignable by any party hereto without the prior written consent of the other party.

8.4                               Time.  Time shall be of the essence of this Agreement.

8.5                               Currency.  Unless otherwise indicated, all sums of money referred to in this Agreement shall mean Canadian funds.

8.6                               Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

8.7                               Entire Agreement.  This Agreement, together with the Support Agreement between the Corporation, THC and the Offeror dated April 7, 2004, and any schedules thereto, and the Confidentiality Agreement between Reebok and the Corporation entered into in October 2003, constitutes the entire agreement and understanding between and among the parties hereto and thereto with respect to their respective subject matters and supersedes any prior agreement, representation or understanding with respect hereto.

8.8                               Amendments.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

8.9                               Definitions.  For the purposes of this Agreement the terms,

(a)                                  “Acquisition Proposal” means a proposal or offer, other than the Offer, from any person other than the Offeror relating to any liquidation, dissolution, recapitalization, merger, amalgamation, acquisition or purchase (directly or indirectly) of a material portion of the assets of, or any interest in (including the Common Shares), the Corporation, or any of its subsidiaries or other similar transaction or business combination (including any sale or issue of securities, reorganization, issuer bid, plan of arrangement or reverse take-over bid) involving the Corporation or any of its subsidiaries;

(b)                                 “affiliates” means the persons, corporations and other entities included in the definitions of such terms under the Securities Act (Québec);

(c)                                  “business day” means any day, other than a Saturday or Sunday, on which chartered banks in the City of Montreal, Québec or Boston, Massachusetts are open for business;

(d)                                 “Common Shares” (defined above) shall also include any shares into which the Common Shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom.

(e)                                  “Material Adverse Change” means any change in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights, privileges or prospects of the Corporation or any of its subsidiaries which, individually or in the aggregate has materially and adversely affected, or could reasonably be expected to materially and adversely affect, the Corporation and its subsidiaries taken as a whole, provided that a Material Adverse Change shall not include the effect of any (i) sale consented to by the Offeror pursuant to section 1.2(c)(ii) of this Agreement, or (ii) labour dispute between the National Hockey League and the NHL Players’ Association resulting in a work stoppage;

(f)                                    “Material Adverse Effect on the Offer” means any event, action, state, condition or occurrence which would materially reduce the likelihood of success of or delay beyond the expiry date of the Offer, the take-up and payment of Common Shares deposited under the Offer or the completion of the Offer; and

(g)                                 “material fact” is used as defined under the Securities Act (Ontario).

For the purposes of this Agreement, if the last day of a period of days is not a business day, the period shall be extended to the next following day which is a business day.

8.10                        Specific Performance and other Equitable Rights.  Each of the parties recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Offer, that the Offeror would not contemplate causing the Offer to be made and the Selling Shareholders would not agree to their covenants to the Offeror herein and to irrevocably deposit the Selling Shareholders’ Shares to the Offer unless this Agreement was executed, and that a breach by a party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages.  Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.

8.11                        Notices.  Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or telecopied in the case of:

(a)                                  the Offeror, addressed as follows:

Reebok International Ltd.
1895 J.W. Foster Blvd
Canton, MA
02021 USA

Attention:  David A. Pace, Esq., General Counsel

Telephone No.: (781) 401 5000

Telecopier No.: (781) 401-4780

with a copy to:

Ropes & Gray LLP
One International Place
Boston, MA 01110

Attention: Jane D. Goldstein, Esq.

Telephone No.:  (617) 951-7431

Telecopier No.:  (617) 951-7050

and to:                                                                                                           Ogilvy Renault

1981 McGill College Avenue

Suite 1100

Montreal, Quebec H3A 3C1

Attention: Steve Malas

Telephone No.:  (514) 847-4792

Telecopier No.:  (514) 286-5474

(b)                                 the Selling Shareholders, addressed as follows:

WS Acquisition LLC
Lever House
390 Park Avenue
New York, NY
10022-4608

Attention: Greg S. Feldman

Telephone No.: (212) 318-9898

Telecopier No.: (212) 318-9880

The Equitable Life Assurance Company
of the United States
1290 Avenue of the Americas
12th Floor
New York, NY 10104

Attention: Lydia M. Pitts

Telephone No.: (212) 314-3902
Telecopier No.: (212) 707-7981

The Equitable Life Assurance Company
of the United States
c/o Alliance Corporate Finance Group, Inc.
1345 Avenue of the Americas
37th Floor
New York, NY 10105

Attention: James C. Pendergast

Telephone No.: (212) 969-1549

Telecopier No.: (212) 969-1571

Phoenix Life Insurance Company
c/o Phoenix Investment Partners
56 Prospect Street
Hartford, Connecticut
06115 USA

Attention: Paul C. Chute

Telephone No.: (860) 403-5594

Telecopier No.: (860) 403-7248

Matthew H. O’Toole
c/o The Hockey Company Holdings Inc.
Suite 800
3500 de Maisonneuve Boulevard West
Montréal, Quebec
Canada H3Z 3C1

Telephone No.: (514) 932-5756

Telecopier No.:  (514) 932-6020

Robert A. Desrosiers
c/o The Hockey Company Holdings Inc.
Suite 800

3500 de Maisonneuve Boulevard West
Montréal, Quebec
Canada H3Z 3C1

Telephone No.: (514) 932-5747

Telecopier No.:  (514) 932-6020

with a copy to:                                                                 McCarthy Tétrault s.r.l./LLP

1170 Peel Street

Montréal, Quebec H3B 4S8

Attention:  Terry Fontana

Telephone No.: (514) 397-4226

Telecopier No.: (514) 875-6246

and to:                                                                                                           Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attention:  David W. Pollak, Esq.

Telephone No.: (212) 309-6000

Telecopier No.: (212) 309-6001

and to:                                                                                                           Stikeman Elliott LLP

126 East 56th Street

14th Floor

New York, NY  10022

Attention:  Kenneth G. Ottenbreit

Telephone No.: (212) 845-7460

Telecopier No.: (212) 371-7087

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section.  The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours or, if not, the next business day).

8.12                        Expenses. Reebok acknowledges and agrees that the Corporation shall reimburse the reasonable fees and expenses incurred by The Equitable Life Assurance Company of the United States and the Phoenix Life Insurance Company in connection with the financial or legal advice obtained by, or services provided to, The Equitable Life Assurance Company of the United States

and the Phoenix Life Insurance Company relating to the Offer, provided that such fees and expenses do not exceed US$20,000 in the aggregate.

8.13                        Severability.  If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

8.14                        Counterparts.  This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission.

THE NEXT PAGE IS THE SIGNATURE PAGE

Yours truly,

REEBOK INTERNATIONAL LTD.

By:	/x/ Paul Fireman
Name: Paul Fireman
Title: Chairman and Chief Executive Officer

Agreed and accepted as of this 7th day of April, 2004.

WS ACQUISITION LLC

By:	/x/ Greg S. Feldman
Name: Greg S. Feldman
Title: Managing Member

THE EQUITABLE LIFE ASSURANCE COMPANY OF THE UNITED STATES

By:	/x/ James C. Pendergast
Name: James C. Pendergast
Title: Investment Officer

PHOENIX LIFE INSURANCE COMPANY

By:	/x/ Christopher M. Wilkos
Name: Christopher M. Wilkos
Title: Senior Vice President

/x/ Matthew H. O’Toole
Matthew H. O’Toole

/x/ Robert A. Desrosiers
Robert A. Desrosiers

SCHEDULE A TO LOCK-UP AGREEMENT

Matthew H. O’Toole

Robert A. Desrosiers

SCHEDULE B TO LOCK-UP AGREEMENT

(Terms not defined herein have the meaning ascribed thereto
in the Lock-up Agreement)

THE OFFER

Offeror:	Reebok International Ltd. or a wholly-owned subsidiary thereof.

Offer:

Offer to purchase all of the Common Shares of the Corporation, on a fully diluted basis, including Common Shares issuable pursuant to (i) the conversion or exchange, in accordance with their terms, of all Exchangeable Shares of THC, including Exchangeable Shares outstanding as of the date hereof or issuable pursuant to the exercise of options, warrants or other rights to acquire Exchangeable Shares, and (ii) the exercise of stock options or similar rights to acquire Common Shares granted by the Corporation prior to the date of the Offer and exercisable up to and including the date of take-up of the Common Shares, pursuant to a take-over bid circular made in accordance with applicable legislation which shall be open for a minimum of 35 days from the date of mailing thereof, as the same may be extended from time to time by the Offeror.

Offer Price:	$21.25 per Common Share, in cash.

Maximum Offer Period:	The Offer shall be open for 35 calendar days from the date of the Offer, provided that:

i.                  the Offer will be extended by the Offeror from time to time until the expiration of 90 calendar days from the date of the Offer (the “Termination Date”) if any requisite regulatory approvals (domestic and foreign) have not been obtained or statutory or regulatory waiting periods (domestic or foreign) have not expired, in each case on terms satisfactory to the Offeror prior to the date on which an extension is made so long as there is a reasonable prospect of the approval being obtained within that period of time; and

ii. the Offer may be extended by the Offeror from time to time in the event that the Offeror takes up and pays for all deposited Common Shares.

Conditions of the Offer:	The Offer for the Common Shares will be subject to the following conditions, each of which shall be for the exclusive benefit of the Offeror and may be waived by the Offeror in its sole discretion:

(a)               (i) at least 66 2/3% (on a fully-diluted basis taking into account, for greater certainty, the Exchangeable Shares) of the Common Shares shall have been validly deposited under the Offer and not withdrawn and (ii) following take-up and payment of the Common Shares pursuant to the Offer, and immediately prior to the Merger (as defined in Section 6.1 of the Support Agreement), the Corporation shall own, directly or indirectly, at least 90% of the sum of the issued and outstanding (a) shares of voting common stock of THC, and (b) the Exchangeable Shares;

(b)              all government or regulatory consents or approvals (in Canada, the United States or elsewhere) that are required in connection with the acquisition of Common Shares pursuant to the Offer (including those of any stock exchanges or other regulatory authorities) shall have been obtained on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)               no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, and no law, regulation, judgment, injunction, rule or policy shall have been proposed, enacted, promulgated or applied, in each case whether or not having the force of law:

i.                  to cease trade, enjoin, prohibit, challenge or impose material limitations or conditions on the purchase by or the or sale to the Offeror of Common Shares pursuant to the Offer, the right of the Offeror to own or exercise full rights of ownership of the Common Shares, or the ability of the Offeror from effectively controlling or operating in any material respect the business or operations of the Corporation, or

ii. which has resulted in, or if the Offer is consummated, would result in a Material Adverse Change;

(d) there shall not exist any prohibition at law against the Offeror taking up and paying for all Common Shares deposited under the Offer or any subsequent acquisition transaction;

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(e) since December 31, 2002 and during the time the Offer is outstanding there shall not have occurred or arisen a Material Adverse Change;

(f)                 the Corporation and its subsidiaries shall have taken all steps reasonably requested by the Offeror in connection with the Offer including, without limitation, any steps reasonably required to satisfy regulatory requirements in order for the Offeror to purchase the Common Shares;

(g)              the representations and warranties of each of the Selling Shareholders in the Lock-up Agreement and of the Corporation in the Support Agreement that are qualified as to materiality shall be true and correct or any such representation and warranty that is not so qualified shall be true and correct in any material respect, as of the date made, as of the date that the Offer is required to be made pursuant to section 1.1 and as of the date the Offeror takes up and pays for the Common Shares deposited under the Offer;

(h)              each of the Selling Shareholders and the Corporation shall have performed in all material respects each of its covenants and complied with all of its agreements to be performed and complied with by it under the Lock-up Agreement or the Support Agreement, as the case may be, unless such non-performance would, in the opinion of the Offeror, acting reasonably, not give rise to a Material Adverse Change or would not have a Material Adverse Effect on the Offer;

(i) all outstanding options for Common Shares shall have been exercised or repurchased or cancelled for a consideration not exceeding the in-the-money amount thereof;

(j)                  there shall not have (i) occurred a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States which could have a Material Adverse Change or a Material Adverse Effect on the Offer, or (ii) occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves, or any materially adversely affect or involve, the financial markets in Canada or the United States generally, the extension of credit by banks or other lending institutions, or the financial condition,

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business, operations, assets, affairs, or prospects of the Corporation or any of its subsidiaries; and

(k)               the Board of Directors having made a recommendation to the shareholders of the Corporation to accept the Offer and tender their Common Shares under the Offer and such recommendation shall not have been, or publicly proposed to be, withdrawn or modified in a manner adverse to the Offeror.

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